Exhibit T3-E2

NOTICES

At the bottom a seal with the National Coat-of-Arms which literally states: “United Mexican States. Seventh Civil District Court of the Federal District.”

In Case 107/2006-I combined, related to the concurso mercantil proceeding of GRUPO IUSACELL CELULAR, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, the Seventh Civil District Court in the Federal District, on the third of October of two thousand six, issued an interlocutory judgment that declared that company in concurso mercantil, effective retroactively to January seventh of two thousand six; it declared the conciliation phase opened and ordered that during it all seizure and execution orders against the assets and rights of the concurso participant be suspended, except those contained in Article 65 of the Mexican Business Reorganization Act; it has the effects of providing a bond for those responsible for managing the concurso participant, who may not remove themselves from the jurisdiction of this Court without leaving an instructed and paid agent; the Instituto Federal de Especialistas de Concursos Mercantiles appointed as conciliator ENRIQUE ESTRELLA MENÉNDEZ, and he indicated as his domicile, for performing his charge, Calle Etla number nineteen, Colonia Condesa, Post Code 06110, Delegación Cuauhtémoc, Federal District, telephone numbers 5271-0187, 5271-8350, and 2614-8922, who was ordered to notify creditors so that those creditors of the concurso participant who wish to be recognized may be recognized. The publication of this notice has the effects of a notification for those who have not been otherwise notified, ordered in the judgment itself.

Mexico, Federal District,

on October 23, 2006.

ARACELI ALMOGABAR SANTOS, ESQ.

CLERK OF SEVENTH CIVIL

DISTRICT COURT

IN THE FEDERAL DISTRICT